Exhibit 99.4
ENGLISH TRANSLATION
     Good afternoon. The purpose of this little press conference is to provide a briefing about the acquisition we have agreed with the board of Brigham Exploration Company in the USA, which I will be telling you about now.
     Brigham is a leading operator on the Bakken formation or oil field, which lies largely in North Dakota and Montana in the northern USA and which represents an important strategic next move for us in Statoil. During recent years, the world’s energy realities have changed significantly through the discovery and development of “unconventional” oil and gas resources. We have worked on this for a long time, and believe it will play an increasingly important role for energy supplies in the world and particularly in North America. We want to be part of this development, and have developed an industrial strategy where we believe we can apply our technology, experience and expertise — both upstream and in the midstream segment — to create value and industrial progress for our group.
     As some of you will know, we moved at a fairly early stage into unconventional resources in the USA. We took a stake in 2008 in the Marcellus formation, which lies in the eastern USA, and became involved in 2010 in Eagle Ford, which lies in Texas, and are now — as I mentioned earlier — moving into the Bakken formation. This also gives us full access to an operator role. And that is important to underline. We only became involved in Marcellus as a secondee, Eagle Ford will give us access to the operator role over time, while this acquisition brings us an immediate operatorship. That is an important part of our industrial development in this area.
     It is also entirely in line with the strategy we have drawn up and communicated to our shareholders, most recently in New York during June. So our offer to Brigham’s shareholders is USD 36.50 per share, which values the equity at USD 4.4 billion. The company also has some debt, so the total transaction amounts to USD 4.7 billion. And Brigham is well positioned, with about 1,500 square kilometres or 375,000 acres in the Bakken formation.
     The big potential we see in this area and this company is reflected in the bid premium, which is about 36% above the average share price over the past 30 days. That is in the order of 20% higher than the share price on Nasdaq last Friday.
     The company’s management has accepted the offer and will sell their shares, and the board has also unanimously recommended acceptance to the other shareholders. We accordingly expect the transaction to be completed during the first quarter of 2012.
     We in Statoil will then gain access to a very valuable resource base. As I mentioned, this covers some 1,500 square kilometres and about 60% of the area in the Bakken formation is de-risked.
     Current production in equity terms in about 21,000 barrels per day. But this is an area in very rapid development. I will come back a bit to that later. Overall production in the area is rising very sharply, and estimated reserves are also being frequently upgraded in line with the experience gained in the area as well as new expertise and knowledge.
     At this moment, we have estimated the resource base for Brigham at 300-500 million barrels. So it is important for your understanding of the transaction that roughly 21,000 barrels per day of current production and the actual resource base are supplemented by midstream positions and certain other upstream positions outside the Bakken formation. Adjusting for that gives a price of roughly USD 8,000 per acre within the main area. And the transaction also gives us access to about 690 kilometres of pipeline systems for transporting oil, gas and water.
     As I mentioned initially, we feel this represents a very good strategic position for us and is in line with the growth strategy we have drawn up for our shareholders, where further development of our positions in unconventional resources is an important component. And our whole approach is that we will utilise our technology, expertise and capital, as well as commercialisation experience in the midstream segment, to create value from this resource. I think it is true to say that unconventional resources have, if not revolutionised, at least transformed the energy supply position in the USA. As some of you will be aware, we have already positioned ourselves in two of the best and most competitive areas in the USA — Marcellus and Eagle Ford — and the area we are now entering is also among the very best in the USA, not least from a cost perspective.
     And this is not an impulsive move. It has been developed through a very detailed strategy analysis stretching over many years, and we have pursued a step-by-step development as I mentioned earlier.
     In other words, we will become the operator for a current output of roughly 20,000 barrels per day as well as this large resource base. We believe, of course, that we in Statoil can contribute something through good sub-surface understanding, the ability to execute projects, breadth and global contacts, and relations with the service industry. We have technology which the smaller companies are struggling with, and we can also take a broader grip on complete value chains and on commercialisation.
     Based on what we see and have assumed in this case, we believe that we will grow production from the level you currently see of about 20,000 barrels per day to roughly 60-100,000 barrels over the next five years. And we believe that we will do this at a break-even oil price of roughly USD 55 per barrel. We also believe that Brigham’s operations, under our management, will be self-financing by around 2013-14.
     To understand the transaction and the position of Brigham, you must also see that the latter has large continuous positions in this area. And that is important, since it lays the basis for the ability to achieve efficient operation because a great deal of logistics are also involved here. In addition, it creates a background for acquiring efficient midstream positions,
     This picture [the evolution of the Bakken play] is interesting, and illustrates a little of what I have said earlier about how quickly this area has progressed from producing virtually nothing to yielding many hundreds of thousands of barrels. As you will see here, the light blue area — Bakken — produced almost nothing in 2005 and about 100 barrels per day in 2008. It is yielding almost 400,000 at present. That says something about the potential which can be unleashed by new technology and new ways of doing things.

     The number of rigs in the area is also an indication of activity. There were about 40 here in 2009, and that is now in the order of 200 overall. Here you see a map of the area, where yellow marks the Bakken formation. That is the main formation we are going for, but the whole area shown in the dark colour is called the Willison Basin. That, of course, also embraces another formation called Three Forks, where some drilling and reconnaissance has been carried out, and substantial resources are probably also present in this formation. Formally speaking, this is known as tight oil. It is light crude of a high quality but locked up in impermeable rocks. It is recovered in the same manner as shale gas, through horizontal drilling and fracturing, or fracking in oil industry jargon.
     And it is important to emphasise that this is the type of activity involved and not what is known as oil shale, which you can read about elsewhere.
     As the industry has improved its understanding of these areas and has learned new things, estimates of how much can be produced from this type of formation have steadily increased. This is a frontier industry, of course, and estimates for the whole Williston Basin range from some five billion recoverable barrels to 24 billion. That indicates something of the immaturity of these resources and of the formations as a whole. The whole Williston Basin covers 38,000 square kilometres, so it is a vast area.
     We make no secret of the fact that we like Brigham a lot. We have worked on and studied it throughout 2011. It is a leading operator on Bakken, a very competent organisation which became involved at an early stage and has delivered good results. It now has about 12 rigs in operation, production growth has been rapid and well results, as you can see from your information packs, have been consistently good. The company also fits well with us, as far as we can judge on the basis of the way it operates, its corporate culture, its attitudes and its ability to apply new technology. We want to build further on this organisation, and wish all Brigham’s employees welcome to Statoil.
     We are also establishing arrangements which will safeguard key expertise in the company. Brigham has its head office at Austin in Texas, but has an organisation out on the actual field as well. We are planning a phased integration with Statoil over time.
     The Bakken area is developing rapidly, with a very high level of activity and many operators working simultaneously. It also demands a lot from us and those who operate there in terms of health, safety and the environment. Our operations WILL meet very stringent safety standards, our drilling operations WILL be safe, and responsible water management is important in activities such as these which require a lot of water. It is important for us to minimise our environmental footprint in this type of operation.
     Brigham has already developed a lot of pipelines, and the advantage of that is that we can now transport by pipeline. This will reduce shipments by lorry and other means of transport.
     As I said earlier, the oil from these deposits is light and of very good quality. That also means that carbon emissions from this type of activity are low — in fact, lower on average than on the Norwegian continental shelf, which is of course a world leader in this respect.
     That is achieved even though a quantity of gas is flared in the area because the pipelines are not fully developed, so that some of the wells which have been drilled and brought on stream are not tied back to the midstream segment yet. Flaring accounts for about 10% of total carbon emissions from this area. We want to minimise the use of flaring in all our operations, and that will also apply here within this area. We believe it is possible to reduce carbon emissions even further.
     It is our impression that Brigham has a good dialogue with the local communities in this area.
     Finally, we believe as I mentioned before that this fits very well with our strategy. We know the company very well, and have worked thoroughly with it over a long, long time.
     I must then make you aware of the need to see this transaction in a broader context. In that sense, we have of course realised assets and pursued active portfolio management — which we have communicated to our shareholders earlier — over the past 12-18 months, and we are in the process of realising sales totalling some USD 10 billion.
     We have farmed down in oil sands for USD 4.3 billion, you also know we sold, farmed down 40% in Peregrino for about USD 3 billion, we have listed our downstream or retailing side — in other words, the service stations — and released capital in that way, and we have also planned and are in the process of implementing a partial sale of our holding in Gassled. Through these transactions, we believe that we are clarifying our strategy, we are focusing it towards the areas we believe we know best, and we are doing this within what we believe to be a very responsible financial framework. We are accordingly very pleased to be able to announce this transaction today.
     (question)
     You say we must view this transaction in a broader context. Does that mean we can expect more activity in tight oil?
     (answer)
     I have long said, and it has always been my philosophy in Statoil and in other companies, that we must use all available mechanisms to develop the company. Our main strategy is to develop through being good at exploration, where we have made very positive progress during 2011, we are working in partnership with others, and from time to time we conduct M&A by selling or buying. And we will now primarily focus our attention on implementing this transaction, do it well and then create good value from the other positions we have in the USA. So that will be our primary concern in the future, but I would not exclude the possibility that we will also do more in the time to come.